Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Dealings in securities by Prescribed Officer

Johannesburg, 19 December 2023: Sibanye-Stillwater, (Tickers JSE: SSW and NYSE: SBSW) in compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings Requirements, discloses the following:

Name	**RA Stewart**
Position	Chief Regional Officer: South Africa Officer (Prescribed Officer)
Company	Sibanye-Stillwater Limited
Nature of interest	Direct and Beneficial
Nature of transaction	Expiry of an off-market collar hedge over 250,000 SSW ordinary shares which expired on 18 December 2023
Transaction Date	18 December 2023
Number of shares	250 000
Class of Security	Ordinary Shares
Strike price per share	R45.00
Value of put option	R11 250 000
Mr Stewart entered into a collar hedging arrangement with a financial institution on 20 December 2021. The total amount of shares originally hedged have been retained by Mr Stewart.	

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained.

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater has established itself as one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to diversify its asset portfolio into battery metals mining and processing and increase its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com
LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited